UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

(Amendment No. 1)

ZS PHARMA, INC.

(Name of Subject Company)

ZANZIBAR ACQUISITION CORP.

ZENECA, INC.

ASTRAZENECA PLC

(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

98979G 105

(Cusip Number of Class of Securities)

Adiah Ferron Reid

1800 Concord Pike

Wilmington, DE 19850-5437

Telephone: (302) 886-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams, Esq.

Brian Wolfe, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (“Ultimate Parent”), Zeneca, Inc., a Delaware corporation and indirect wholly owned subsidiary of Ultimate Parent (“Parent”), and Zanzibar Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), with the Securities and Exchange Commission on November 18, 2015 (the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of ZS Pharma, Inc., a Delaware corporation, at $90.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 2015 (as it may be amended or supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented, constitute the “Offer”), copies of which are attached at Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9, and Item 11.

Items 1 through 9, and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following immediately after the last sentence of the second paragraph under the heading “16. Certain Legal Matters; Regulatory Approvals–Regulatory Matters–U.S. Antitrust” of the Offer to Purchase:

“On November 24, 2015, the Purchaser was informed that the FTC has granted early termination of the waiting period under the HSR Act. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2015

ZANZIBAR ACQUISITION CORP.

By:	/s/ David E. White
	Name:	David E. White
	Title:	Treasurer

ZENECA, INC.

By:	/s/ David E. White
	Name:	David E. White
	Title:	Treasurer

ASTRAZENECA PLC

By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Company Secretary